Exhibit 99.1

Financial News

CIBC Announces New Normal Course Issuer Bid

TORONTO, August 28, 2014 – CIBC (TSX: CM) (NYSE: CM) today announced its intention to seek Toronto Stock Exchange (TSX) approval for a normal course issuer bid. Purchases of common shares for cancellation will be made subject to CIBC’s ongoing capital requirements. Such purchases will not exceed eight million shares, or approximately 2% of its outstanding common shares over a 12 month period.

CIBC will file a notice of intention to make a normal course issuer bid with the TSX and this bid would commence following TSX acceptance of this notice and continue for up to one year.

Purchases would be made through the facilities of the TSX, alternative Canadian trading systems or the New York Stock Exchange, in accordance with applicable regulatory requirements. CIBC intends to periodically establish an automatic program under which its broker, CIBC World Markets Inc., would repurchase CIBC shares pursuant to the bid within a defined set of criteria which CIBC would not vary or suspend. The price paid for the common shares will be the market price at the time of the purchase. The common shares repurchased under the normal course issuer bid will be cancelled.

Between September 9, 2013 and August 26, 2014, CIBC purchased 4.21 million of its common shares for cancellation at an average price of $91.06 per share pursuant to its current normal course issuer bid.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy. We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units – Retail and Business Banking, Wealth Management and Wholesale Banking – CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com.

For more information: Erica Belling, Director, Investor & Financial Communications, (416) 594-7251 or erica.belling@cibc.com.